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TABLE OF CONTENTS
TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-137073

PROSPECTUS  SUPPLEMENT
(To prospectus dated September 1, 2006)

12,000,000 Shares
Hospitality Properties Trust

Common Shares of Beneficial Interest

        We are offering 12,000,000 common shares of beneficial interest. Our common shares are listed on the New York Stock Exchange, or NYSE, under the symbol "HPT". The last reported sale price for our common shares on December 18, 2006 was $47.51 per share.

        Investing in our common shares involves risks that are described in the "Risk Factors" sections of our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, our Current Report on Form 8-K dated December 12, 2006 and on page S-5 of this prospectus supplement.

	Per Share	Total
Public offering price	$47.51	$570,120,000
Underwriting discount	$2.019	$24,228,000
Proceeds, before expenses, to us	$45.491	$545,892,000

        The underwriters may also purchase up to an additional 1,800,000 common shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

        Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The common shares will be ready for delivery on or about December 22, 2006.

Sole Book-Running Manager

Merrill Lynch & Co.

Joint Lead Managers

Morgan Stanley
RBC Capital Markets
UBS Investment Bank
Wachovia Securities

Banc of America Securities LLC
Ferris, Baker Watts
Incorporated
Janney Montgomery Scott LLC
Morgan Keegan & Company, Inc.
Oppenheimer & Co.
Stifel Nicolaus

The date of this prospectus supplement is December 18, 2006.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Amount to be Registered	Maximum Offering Price per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Common Shares of Beneficial Interest	13,800,000	$47.51	$655,638,000	$70,153.27

(1)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, and reflects the potential additional issuance of common shares of beneficial interest pursuant to an overallotment option. Such $70,153.27 fee has previously been paid in connection with unsold securities under the registrant's Registration Statement on Form S-3 (No. 333-84064). Pursuant to Rule 457(p), such unutilized filing fee is being applied to the filing fee payable in connection with the offering of common shares pursuant to this prospectus supplement.

HPT owns 310 hotels with 45,656 rooms located in 38 states, Puerto Rico and Ontario, Canada.

Kauai Marriott Resort and Beach Club®
356 rooms
Operated by Marriott International, Inc.
Kauai, HI

Houston InterContinental®
485 rooms
Operated by InterContinental Hotels Group plc
Houston, TX

Radisson

Salt Lake City Radisson®
381 rooms
Operated by Carlson Hotels Worldwide
Salt Lake City, UT

HPT expects to purchase TravelCenters of America, Inc. for approximately $1.9 billion and to retain 146 travel centers located along the U.S. interstate highway system in 39 states, which will be leased to a spin off tenant company.

TA

Lodi, OH, along Interstate 71 at Exit 209.

A typical TA travel center includes:

- **> over 20 acres of land;**
- **> parking for 170 tractor trailers and 100 cars;**
- **> a 150 seat full service restaurant;**
- **> between one and three quick service restaurants under well known franchised brands;**
- **> a truck repair facility and parts store;**
- **> multiple diesel and gasoline fueling points;**
- **> a travel and convenience store; and**
- **> a game room, lounge and other amenities for professional drivers and motorists.**

              You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

              Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "HPT", "we", "our" and "us" or similar terms are to Hospitality Properties Trust and its consolidated subsidiaries. Unless otherwise indicated, pro forma adjustments for this offering assume that the underwriters' overallotment option is not exercised. References in this prospectus supplement to our "shares" are to our common shares of beneficial interest.

              We have not yet entered into definitive agreements regarding the terms of the spin off and related transactions that we describe in this prospectus supplement. The descriptions contained herein of the terms of the future lease and the other agreements are based on our expectations as of the date of this prospectus supplement and are subject to material change.

              We are organized as a Maryland real estate investment trust, or REIT. Our principal place of business is 400 Centre Street, Newton, Massachusetts 02458, and our telephone number is (617) 964-8389.

THE COMPANY

              We are a REIT. Our business strategy is to acquire real estate used in hospitality industries and enter leases and management contracts designed so that we may earn sufficient income to pay regular and increasing distributions to our shareholders. Since we began our business in 1995 we have acquired 310 hotels with 45,656 rooms for $3.9 billion and raised our cash distribution rate 16 times. Our 310 hotels are operated under long term agreements as follows:

•
131 hotels acquired for $1,741.2 million are operated by InterContinental Hotels Group plc, or InterContinental, under four management contracts and one lease;

•
125 hotels acquired for $1,509.8 million are operated by Marriott International, Inc., or Marriott, under three leases and one management contract;

•
12 hotels acquired for $210.4 million are operated by Carlson Hotels Worldwide, Inc., under one management contract;

•
24 hotels acquired for $258.4 million are operated by Global Hyatt Corporation, under one management contract; and

•
18 hotels acquired for $145 million are operated by BRE/Homestead Village LLC (a Blackstone Group company), under one lease agreement.

The TA transaction

              In September 2006, we agreed to acquire TravelCenters of America, Inc., or TravelCenters, for approximately $1.9 billion. TravelCenters operates a network of 163 travel centers that offer various hospitality and fuel services to professional truck drivers and motorists primarily along the U.S. interstate highway system, including 162 locations in 40 states and one in Ontario, Canada. We intend to use a large portion of the proceeds from this offering to partially fund this acquisition.

We currently intend to close our acquisition of TravelCenters, or the TA transaction, during early 2007 and simultaneously restructure the business of TravelCenters as follows:

•
We will retain substantially all of the real estate owned by TravelCenters, including 146 locations, all trademarks and tradenames and certain other assets.

•
We will distribute to our common shareholders a subsidiary of ours that will own $200 million of cash and net working capital and the operating business assets of TravelCenters that cannot be owned by a REIT under tax regulations. This spin off entity will become a separately listed public company, hereinafter referred to as "TA".

•
We will lease our travel centers to TA for a term of 16 years. Under this lease, we will provide up to $125 million to TA to improve our travel centers. The minimum annual rent payable by TA to us will be $153.5 million in the first lease year, increase in each year to $175 million after the fifth lease year and average $170.7 million during the lease term. We may receive additional rents based on fuel and non-fuel revenue increases at our travel centers after the fifth lease year. Also, in the event we fund improvements to our owned travel centers during the lease term in excess of $125 million, the annual minimum rent will increase by an amount equal to the amount funded times the higher of 8.5% or a spread over a benchmark U.S. Treasury rate.

We believe the TA transaction will provide us significant benefits, including:

•
FFO Accretion.    The TA transaction is expected to increase our funds from operations, or FFO, which is described in detail in footnote (5) on page S-4, in total and on a per share basis.

•
Growth Opportunities.    We believe that by working together with TA we may be able to expand our investments in travel centers throughout North America.

•
Diversification.    At present, substantially all of our minimum rents and returns are from hotels, and hotels operated by Marriott and InterContinental generate 44% and 43% of our minimum rents and returns, respectively. Assuming that we complete the TA transaction, two thirds of our minimum rents and returns will be from hotels, and properties operated by TA, InterContinental and Marriott will generate 33%, 30% and 29% of our minimum rents and returns, respectively. Also, we believe the travel center business may not be affected by the same economic cycles that have historically affected the hotel business.

DISTRIBUTIONS

              We pay regular quarterly cash distributions on our shares. Our current quarterly distribution rate is $0.74 per share. Since we became a public company in 1995, we have raised our distribution rate 16 times and we have never lowered our distribution rate. Distributions are generally paid in the calendar quarter following the period to which they relate. In January 2007, we expect to declare a regular quarterly cash distribution on our shares in respect of our operating results for the fourth quarter of 2006. If you purchase shares in this offering and continue to own them through the January record date, you will receive that distribution.

              A registration statement has been filed with the SEC relating to our expected distribution of TA shares. When this registration statement is declared effective by the SEC, we expect to set a record date for our distribution of TA shares. If you purchase shares in this offering and continue to own them on the record date for our expected TA spin off, we currently expect that you will receive one TA share for every ten of our shares you own at that time. The value of the TA shares which you may receive will be determined by the market price of those shares at that time.

RECENT DEVELOPMENTS

              In addition to the TA transaction which is described above, the following material developments affecting us have occurred since the beginning of 2006.

              Acquisitions.    We acquired 12 hotels with 3,282 guest rooms in four separate transactions for $328.2 million. In connection with these acquisitions, we agreed to provide $26.5 million to fund improvements at these hotels. Each of these hotels is now managed under one of our combination agreements with InterContinental. When these hotels were added to these agreements, the annual amounts of minimum returns payable to us were increased by $24.8 million in 2006, $27.3 million in 2007, $28.2 million in 2008 and $28.6 million thereafter.

              Hotel Rebrandings and Improvements.    Through September 30, 2006, we invested $29.5 million to fund improvements related to the rebranding of 35 of our hotels as Hyatt Place®, Radisson®, Country Inn & Suites® and Park Plaza® hotels. We expect to invest an additional $51.9 million during the fourth quarter of 2006 and in 2007 to complete these rebrandings. In addition, we have invested $25.4 million to fund certain other improvements at our hotels during the nine months ended September 30, 2006. The minimum returns due to us from these hotels generally increase as these funds are advanced by a percentage of the amounts we fund.

              Capital Activities.    In June 2006, we issued $275.0 million of 6.30% unsecured senior notes due in 2016. Net proceeds of $271.9 million were used to reduce amounts outstanding under our revolving bank credit facility. In July 2006, we issued 2,300,000 common shares at a price of $43.66 per share in a public offering. Net proceeds of $95.8 million were used to reduce amounts outstanding under our revolving bank credit facility. In August 2006, we amended our unsecured revolving bank credit facility by extending the maturity to October 2010 and reducing the interest rate we pay on amounts outstanding. In September 2006, in connection with the TA transaction, we obtained a commitment for an unsecured credit facility, or the acquisition facility, from Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, for up to $2.0 billion.

THE OFFERING

Shares being offered by us	12,000,000 shares
Shares outstanding after the offering	86,284,251 shares
NYSE symbol	HPT

              The number of our shares outstanding after this offering is based on 74,284,251 shares outstanding on December 18, 2006, and assumes no exercise of the underwriters' overallotment option. If the underwriters exercise their overallotment option in full, we will issue an additional 1,800,000 shares.

SUMMARY FINANCIAL DATA

              The following summary financial data has been derived from our historical financial statements for the nine months ended September 30, 2006. The pro forma data has been derived from our pro forma financial statements for such period filed as a part of our Current Report on Form 8-K dated December 18, 2006. The following data should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements incorporated by reference from our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein and our pro forma financial statements incorporated from our Current Report on Form 8-K, dated December 18, 2006. In evaluating the following data, investors should consider the information under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, our Current Report on Form 8-K dated December 12, 2006 and on page S-5 of this prospectus supplement. Pro forma financial information may not be reflective of what our financial results or financial position would have been had the events described under "The Company—The TA transaction", "Recent Developments" and this offering been completed as of January 1, 2006. You should not place undue reliance on our pro forma financial information.

	Nine Months Ended September 30, 2006 (in thousands, except per share data) Statement of Income Data
	(Unaudited)
	Actual	Pro Forma for this Offering and Recent Developments, excluding the TA Transaction(1)	Pro Forma for this Offering, Recent Developments and the TA Transaction(2)
Hotel operating revenues(3)	$665,867	$676,558	$676,558
Rental revenues(3)	98,270	99,159	227,198
FF&E reserve income(4)	15,505	15,505	15,505
Interest income	1,387	1,387	1,387

Total revenues	781,029	792,609	920,648

Expenses:
Hotel operating expenses(3)	485,720	492,596	492,596
Interest (including amortization of deferred financing costs of $1,920, $2,017 and $2,017, respectively)	60,951	61,438	129,891
Depreciation and amortization	107,235	111,068	151,761
General and administrative	19,950	20,216	26,507

Total expenses	673,856	685,318	800,755

Net income	107,173	107,291	119,893
Preferred distributions	(5,742)	(5,742)	(5,742)

Net income available for common shareholders	$101,431	$101,549	$114,151

	Calculation of FFO(5)
	(Unaudited)
Net income available for common shareholders	$101,431	$101,549	$114,151
Add: FF&E deposits not in net income(4)	1,515	1,515	1,515
Add: Depreciation and amortization	107,235	111,068	151,761
Add: Deferred percentage rent(6)	4,607	4,607	4,607
Add: Deferred hotel operating income(7)	17,318	17,318	17,318

FFO	$232,106	$236,057	$289,352

Weighted average common shares outstanding	72,502	86,245	86,245

Per common share amounts:
Net income available for common shareholders	$1.40	$1.18	$1.32

FFO	$3.20	$2.74	$3.36

(1)
Adjusted as if the sale of 12 million shares at a public offering price of $47.51 per share, and our receipt of net proceeds of approximately $545 million after deducting the underwriting discount and other estimated offering expenses and all the events described above in "Recent Developments", excluding the TA transaction, occurred on January 1, 2006.

(2)
Adjusted as if this offering, on the terms described in note (1) above, the events described above in "Recent Developments" and the TA transaction as described in "The Company—The TA transaction" occurred on January 1, 2006.

(3)
At September 30, 2006, 201 of our 310 hotels were leased to one of our taxable REIT subsidiaries and managed by independent hotel operating companies and 109 of our hotels were leased to third parties. Our consolidated statement of income includes hotel operating revenues and expenses of managed hotels and rental income from our leased hotels.

(4)
Various percentages of total sales at most of our hotels are escrowed as reserves for future renovations or refurbishments, or FF&E reserve escrows. We own the FF&E reserve escrows for all the hotels leased to our taxable REIT subsidiaries and for most of our hotels leased to third parties. We have a security and remainder interest in the FF&E reserve escrows for the remaining hotels leased to third parties. When we own the FF&E reserve escrows at hotels leased to third parties we report payments into the escrow as FF&E reserve income. When we have a security and remainder interest in the FF&E reserve escrows, deposits are not included in revenue but are included in FFO. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(5)
We compute FFO as shown. Our calculation of FFO, which is not defined by generally accepted accounting principles, or GAAP, but which is widely used in the real estate industry, differs from the National Association of Real Estate Investment Trusts, or NAREIT, definition because we include FF&E reserve escrow deposits not included in net income (see note (4), above), deferred percentage rent (see note (6), below) and deferred operating income (see note (7), below). We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical costs, such as depreciation expense, it may facilitate comparisons of current operating performance among REITs. FFO does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is among the important factors considered by our board of trustees when determining the amount of distributions to our shareholders. Other important factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving bank credit facility and public debt covenants, the availability of debt and equity capital to us and our expectations of our future capital needs and operating expenses.

(6)
In calculating net income we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include the estimated amount in the calculation of FFO for each quarter of the year. The fourth quarter FFO calculation excludes the amounts recognized during the first three quarters.

(7)
Our share of the operating results of our managed hotels in excess of the minimum returns due to us are generally determined based upon annual calculations. We recognize our share of income in excess of our minimum returns in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this income until the fourth quarter for purposes of calculating net income, we include the estimated amount in the calculation of FFO for each quarter of the year. The fourth quarter FFO calculation excludes the amounts recognized during the first three quarters.

RISK FACTORS

              The material risks which affect our current business are described in the "Risk Factors" sections of our Annual Report on Form 10-K for the year ended December 31, 2005 and in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. Assuming that we close the TA transaction, approximately one third of our net revenues will be received from TA and we will become exposed to risks associated with the travel center business as described in the "Risk Factors" section of our Current Report on Form 8-K dated December 12, 2006. These reports and descriptions of these various risks are incorporated into this prospectus supplement. In addition to risks associated with our existing business and the TA assets, closing this offering before the TA transaction closes exposes us to a material risk that could adversely affect the value of your shares, as follows:

If the TA transaction does not close or is delayed our per share operating results and our share price may decline.

              The closing of this offering is not contingent upon our closing the TA transaction. The closing of the TA transaction is subject to certain customary conditions such as the absence of a material adverse change as defined in the merger agreement. In the event this offering closes but the TA transaction does not close or is delayed, we will have substantial cash balances with no identified use. In such circumstance, alternative uses for the net proceeds from this offering may take considerable time to effect and may produce less income than we expect from the TA transaction. Additionally, if we close the TA transaction, in order to maintain our REIT status, we expect to divest all of TA's operating business simultaneously with the TA transaction's closing. TA's registration statement relating to the expected spin off of TA shares will not be effective until it is declared effective by the SEC and we do not know when or if it will become effective. Our current share trading price likely includes some value for the expected closing of the TA transaction and our spin off of TA shares. If the TA transaction is delayed or does not occur, our future earnings are likely to be below current market expectations and our share price may decline.

USE OF PROCEEDS

              We estimate that the net proceeds from this offering will be $545 million ($626.9 million if the underwriters' overallotment is exercised in full) after deducting the underwriting discount and other estimated offering expenses. We expect to use a large part of these net proceeds to partially fund the TA transaction described above. Because the TA transaction is not expected to close until 2007, we expect to use some of these net proceeds for general business purposes including repaying amounts periodically outstanding under our revolving bank credit facility, if any, and funding capital improvements to our hotels. This offering is not contingent upon our closing the TA transaction; in the event the TA transaction does not close, we expect to use the net proceeds from this offering for general business purposes including repaying amounts periodically outstanding under our revolving bank credit facility, if any, funding capital improvements to our hotels, funding other real estate acquisitions which have not yet been identified, and possibly repaying some of our outstanding debt and redeeming our outstanding 8 7/8% Series B preferred shares with an aggregate liquidation preference of $86.3 million.

              Until we use the proceeds from this offering, they will be invested in interest bearing accounts or in short term securities including securities which may not be investment grade rated. If we use any of the net proceeds from this offering to repay amounts outstanding under our revolving bank credit facility, affiliates of the underwriters who are lenders under that facility will receive a pro rata portion of the proceeds. Our unsecured revolving bank credit facility bears interest at LIBOR plus a spread and matures on October 24, 2010. At December 12, 2006, $5 million was outstanding under the facility and the interest rate was 5.87% per annum. Also, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated has committed to provide us an unsecured credit facility of up to $2.0 billion to fund the TA transaction and our use of the net proceeds from this offering for the TA transaction will reduce our need to call upon that commitment.

PRICE RANGE OF SHARES

              The following table shows the high and low sale prices for our shares for the periods indicated as reported by the NYSE:

	High	Low
Year Ended December 31, 2005:
1st quarter	$46.28	$38.00
2nd quarter	44.72	39.67
3rd quarter	45.04	40.51
4th quarter	43.30	38.42
Year Ending December 31, 2006:
1st quarter	$46.47	$39.32
2nd quarter	44.10	40.08
3rd quarter	48.00	42.50
4th quarter (through December 18, 2006)	51.46	46.81

              The last reported sale price of our shares reported by the NYSE on December 18, 2006, was $47.51.

CAPITALIZATION

              The following table shows our capitalization as of September 30, 2006, and as adjusted to reflect completion of this offering, the TA transaction and the use of the expected net proceeds of this offering to partially fund the TA transaction:

As of September 30, 2006
(in thousands, except share and per share amounts)
(unaudited)

	Actual	As Adjusted for this Offering(1)	Pro Forma for this Offering and the TA Transaction(2)
Revolving bank credit facility	$13,000	$—	$—
Senior notes, net of discounts	1,195,982	1,195,982	1,195,982
Mortgage payable	3,717	3,717	3,717
Acquisition facility	—	—	1,492,030

Total debt	$1,212,699	$1,199,699	$2,691,729

Shareholders' equity:
Series B preferred shares of beneficial interest, no par value; 3,450,000 shares issued and outstanding, aggregate liquidation preference $86,250	83,306	83,306	83,306
Common shares of beneficial interest, par value $0.01 per share; 74,281,951 actual and 86,281,951 as adjusted and pro forma outstanding	743	863	863
Additional paid in capital	2,158,362	2,703,234	2,703,234
Cumulative net income	1,318,245	1,318,245	1,318,245
Cumulative preferred distributions	(65,078)	(65,078)	(65,078)
Cumulative common distributions	(1,598,467)	(1,598,467)	(1,940,237)

Total shareholders' equity	1,897,111	2,442,103	2,100,333

Total capitalization	$3,109,810	$3,641,802	$4,792,062

(1)
Adjusted as if 12 million shares were sold on September 30, 2006, at a public offering price of $47.51 per share and we received net proceeds of approximately $545 million after deducting the underwriting discount and other estimated offering expenses.

(2)
Adjusted as if this offering, on the terms described in note (1), above, and the TA transaction occurred on September 30, 2006.

UNDERWRITING

              We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or the representative, is acting as the representative of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,889,000
Morgan Stanley & Co. Incorporated	1,391,000
RBC Capital Markets Corporation	1,391,000
UBS Securities LLC	1,391,000
Wachovia Capital Markets, LLC	1,391,000
Banc of America Securities LLC	374,500
Ferris, Baker Watts, Incorporated	374,500
Janney Montgomery Scott LLC	374,500
Morgan Keegan & Company, Inc.	374,500
Oppenheimer & Co. Inc.	374,500
Stifel, Nicolaus & Company, Incorporated	374,500
BB&T Capital Markets, a division of
Scott & Stringfellow, Inc.	50,000
BMO Capital Markets Corp.	50,000
BNY Capital Markets, Inc.	50,000
Calyon Securities (USA) Inc.	50,000
Cantor Fitzgerald & Co.	50,000
Comerica Securities, Inc.	50,000
Crowell, Weedon & Co.	50,000
D.A. Davidson & Co.	50,000
Dominick & Dominick LLC	50,000
E*TRADE Securities LLC	50,000
First Southwest Company	50,000
J.J.B. Hillard, W.L. Lyons, Inc.	50,000
Huntleigh Securities Corporation	50,000
Jesup & Lamont Securities Corporation	50,000
Johnston, Lemon & Co. Incorporated	50,000
KeyBanc Capital Markets, a division of
McDonald Investments Inc.	50,000
Ladenburg Thalmann & Co. Inc.	50,000
McGinn, Smith & Co., Inc.	50,000
Natcity Investments, Inc.	50,000
Newbridge Securities Corporation	50,000
SG Americas Securities, LLC	50,000
Sanders Morris Harris Inc.	50,000
Stephens Inc.	50,000
SunTrust Capital Markets, Inc.	50,000
Wedbush Morgan Securities Inc.	50,000
Wells Fargo Securities, LLC	50,000

Total	12,000,000

              The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $1.21 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of the overallotment option.

	Per Share	Without Option	With Option
Public offering price	$47.51	$570,120,000	$655,638,000
Underwriting discount	$2.019	$24,228,000	$27,862,200
Proceeds, before expenses, to us	$45.491	$545,892,000	$627,775,800

              The expenses of the offering, not including the underwriting discount, are estimated at $900,000 and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to 1,800,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial number of shares reflected in the above table.

No Sales of Similar Securities

              We, our executive officers and our trustees have agreed, with exceptions, not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares or any securities convertible into or exercisable or exchangeable for shares, or warrants to purchase shares, and not to take certain other actions relating to our shares, for a period of 60 days after the date of this prospectus supplement without the prior written consent of the representative.

New York Stock Exchange Listing

              Our shares are listed on the New York Stock Exchange, or NYSE, under the symbol "HPT".

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for or purchasing our shares. However, the underwriters may engage in transactions that stabilize the price of the shares, such as bids or purchases that peg, fix or maintain that price.

              If the underwriters create a short position in the shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representative may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our shares to stabilize their price or to reduce a short position may cause the price of the shares to be higher than it might be in the absence of such purchases.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              Certain underwriters will be facilitating internet distribution for this offering to certain of their internet subscription customers. These underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus supplement and the accompanying prospectus is available on the internet web sites maintained by these underwriters. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on these underwriters' web sites is not part of this prospectus supplement or the accompanying prospectus.

              In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus electronically.

Other Relationships

              Some of the underwriters and their affiliates have engaged in and may, in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In addition, affiliates of some of the underwriters are participating lenders under our unsecured revolving bank credit facility and will receive a proportionate share of any amounts repaid under that facility with the net proceeds from this offering. Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, has committed to provide us an unsecured credit facility of up to $2.0 billion to fund the TA transaction.

LEGAL MATTERS

              Venable LLP, Baltimore, Maryland, our Maryland counsel, will issue an opinion about the legality of the shares in this offering. Sullivan & Worcester LLP, Boston, Massachusetts, our counsel, and Sidley Austin LLP, New York, New York, counsel to the underwriters in connection with this offering, will each also issue an opinion to the underwriters as to certain matters. Sullivan & Worcester LLP and Sidley Austin LLP will rely, as to certain matters of Maryland law, upon the opinion of Venable LLP. Sullivan & Worcester LLP also represents Reit Management & Research LLC, our manager, and certain of its affiliates on various matters.

EXPERTS

              Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule and management's assessment are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

              The audited historical financial statements and financial statement schedule of TravelCenters of America, Inc., included in our Current Report on Form 8-K dated December 12, 2006, have been incorporated in this prospectus supplement by reference in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

              The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, or the Exchange Act:

  •
  Annual Report on Form 10-K for the year ended December 31, 2005;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and

  •
  Current Reports on Form 8-K dated January 6, 2006, January 20, 2006, March 21, 2006, May 24, 2006, June 12, 2006, July 21, 2006, August 22, 2006, September 18, 2006 (excluding exhibits thereto), September 20, 2006, December 12, 2006 (as amended by Form 8-K/A dated December 18, 2006), December 14, 2006 and December 18, 2006.

              We also incorporate by reference each of the following documents that we may file with the SEC after the date of this prospectus supplement but before we conclude this offering:

  •
  Reports filed under Sections 13(a) and (c) of the Exchange Act;

  •
  Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders' meeting; and

  •
  Any reports filed under Section 15(d) of the Exchange Act.

              You may request a copy of any of the filings (excluding exhibits other than those which we specifically incorporate by reference in this prospectus supplement or the accompanying prospectus), at no cost, by writing or telephoning us at the following address:

Investor Relations
Hospitality Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 964-8389

WHERE YOU CAN FIND MORE INFORMATION

              You may read and copy any material that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the internet at the SEC's website at http://www.sec.gov.

STATEMENT CONCERNING LIMITED LIABILITY

              The Declaration of Trust of HPT, amended and restated on August 21, 1995, a copy of which, together with all amendments and supplements thereto, is duly filed in the office of the State Department of Assessments and Taxation of Maryland, provides that the name "Hospitality Properties Trust" refers to the trustees under the Declaration of Trust, as so amended and supplemented, collectively as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of HPT shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, HPT. All persons dealing with HPT, in any way, shall look only to the assets of HPT for the payment of any sum or the performance of any obligation.

FORWARD LOOKING STATEMENTS

              THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE, CONTAIN STATEMENTS WHICH ARE NOT HISTORICAL FACTS AND WHICH CONSITITUTE "FORWARD LOOKING STATEMENTS" AS THAT TERM IS USED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS CONCERN:

  •
  OUR ABILITY TO EARN INCOME SUFFICIENT TO PAY REGULAR AND INCREASING DISTRIBUTIONS TO OUR SHAREHOLDERS;

  •
  OUR ABILITY TO COMPLETE THE TA TRANSACTION, THE RELATED RESTRUCTURING AND THE SPIN OFF;

  •
  OUR ABILITY TO COLLECT MINIMUM AND PERCENTAGE RENT FROM TA;

  •
  OUR ABILITY TO PERFORM OUR OBLIGATIONS UNDER OUR LEASE WITH TA, INCLUDING BUT NOT LIMITED TO OUR ABILITY TO FUND IMPROVEMENTS;

  •
  THE BENEFITS THAT WE EXPECT TO DERIVE FROM THE TA TRANSACTION, INCLUDING INCREASED EARNINGS, ADDITIONAL GROWTH OPPORTUNITIES AND DIVERSIFICATION;

  •
  OUR ABILITY TO COLLECT AT LEAST THE MINIMUM RENTS OR RETURNS DUE TO US FROM THE OPERATORS OF OUR HOTELS AS A RESULT OF RECENT ACQUISITIONS AND OUR INVESTMENTS IN REBRANDING;

  •
  OUR ABILITY TO ACCESS ADDITIONAL CAPITAL NECESSARY FOR US TO COMPLETE THE TA TRANSACTION, INCLUDING AMOUNTS THAT WE MAY WISH TO DRAW UNDER OUR REVOLVING BANK CREDIT FACILITY AND INCLUDING AMOUNTS WE MAY WISH TO DRAW PURSUANT TO THE COMMITMENT WE HAVE OBTAINED FROM MERRILL LYNCH CAPITAL CORPORATION; AND

  •
  OUR ABILITY TO SOURCE AND CLOSE INVESTMENTS OTHER THAN THE TA TRANSACTION IN THE EVENT THE TA TRANSACTION DOES NOT OCCUR.

              ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR. OUR EXPECTED RESULTS MAY NOT BE ACHIEVED, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM OUR EXPECTATIONS BECAUSE OF VARIOUS FACTORS, INCLUDING:

  •
  THE STATUS OF THE ECONOMY IN GENERAL OR THE HOTEL OR TRAVEL CENTER INDUSTRIES IN PARTICULAR;

  •
  THE ABILITY OF OUR TENANTS AND OPERATORS TO COMPLY WITH REGULATIONS, COMPETE EFFECTIVELY AND ADAPT TO CHANGES AFFECTING THEIR BUSINESSES; AND

  •
  THE STATUS OF THE CAPITAL MARKETS, INCLUDING THE LEVEL OF PREVAILING INTEREST RATES, AND OUR ABILITY TO OBTAIN FINANCING ON TERMS WE DEEM TO BE ACCEPTABLE OR AT ALL.

              WE MAY BE UNABLE TO CLOSE THE TA TRANSACTION. IF THE TA TRANSACTION CLOSES WE MAY BE UNABLE TO ACCESS LONG TERM CAPITAL ON TERMS WHICH MAKE THE TA TRANSACTION ACCRETIVE TO OUR EARNINGS OR OUR FFO. IF THE TA TRANSACTION DOES NOT CLOSE, WE MAY BE UNABLE TO IDENTIFY AND CLOSE

TRANSACTIONS WHICH USE THE PROCEEDS OF THIS OFFERING IN A WAY WHICH IS ACCRETIVE TO OUR EARNINGS OR FFO.

              INVESTORS SHOULD NOT RELY UPON FORWARD LOOKING STATEMENTS EXCEPT AS STATEMENTS OF OUR PRESENT INTENTIONS AND OF OUR PRESENT EXPECTATIONS WHICH MAY OR MAY NOT OCCUR. OTHER RISKS COULD HAVE A MATERIAL ADVERSE EFFECT ON US, AS DESCRIBED MORE FULLY UNDER THE CAPTION "RISK FACTORS" IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005, OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006, OUR CURRENT REPORT ON FORM 8-K DATED DECEMBER 12, 2006 AND ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT. EXCEPT AS MAY BE REQUIRED UNDER APPLICABLE LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

PROSPECTUS

Hospitality Properties Trust

Debt Securities, Common Shares of Beneficial Interest,
Preferred Shares of Beneficial Interest, Depositary Shares
and Warrants

        We may offer and sell, from time to time, in one or more offerings:

  •
  debt securities;

  •
  common shares;

  •
  preferred shares;

  •
  depositary shares; and

  •
  warrants.

        These securities may be offered and sold separately or together in units with other securities described in this prospectus. Our debt securities may be senior or subordinated.

        The securities described in this prospectus offered by us may be issued in one or more series or issuances. We may offer and sell these securities to or through one or more underwriters, dealers and agents or directly to purchasers, on a continuous or delayed basis. We will provide the specific terms of any securities we actually offer in supplements to this prospectus. You should carefully read this prospectus and the supplements before you decide to invest in any of these securities.

        The applicable prospectus supplement will also contain information, where applicable, about United States federal income tax considerations and any listing on a securities exchange. Our common shares are listed on the New York Stock Exchange under the symbol "HPT."

        Investing in these securities involves risks that are described in the "Risk Factors" section of our Annual Report on Form 10-K for the year ended December 31, 2005.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 1, 2006.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus from time to time in one of more offerings.

        This prospectus provides you only with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" and "Documents Incorporated By Reference."

        You should rely only on the information incorporated by reference or provided in this prospectus or any relevant prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus, as well as the information we have previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

        References in this prospectus to "we," "us," "our" or "HPT" mean Hospitality Properties Trust.

(ii)

WARNING CONCERNING FORWARD LOOKING STATEMENTS

        THIS PROSPECTUS CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS PROSPECTUS AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR EXPECTATION, OR THE INTENT, BELIEF OR EXPECTATION OF OUR TRUSTEES AND OFFICERS WITH RESPECT TO OUR OPERATORS' OR TENANTS' ABILITIES TO PAY RETURNS OR RENT TO US, OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES, OUR INTENT TO IMPROVE AND MODERNIZE OUR PROPERTIES, OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS, OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS, OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OUR ABILITY TO APPROPRIATELY BALANCE THE USE OF DEBT AND EQUITY AND TO RAISE CAPITAL AND OTHER MATTERS. HOWEVER, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION, THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS (INCLUDING PREVAILING INTEREST RATES) ON US AND OUR OPERATORS AND TENANTS, COMPLIANCE WITH AND CHANGES TO LAWS AND REGULATIONS AFFECTING THE REAL ESTATE AND HOTEL INDUSTRIES, CHANGES IN FINANCING TERMS AND COMPETITION WITHIN THE REAL ESTATE AND HOTEL INDUSTRIES. FOR EXAMPLE: IF HOTEL ROOM DEMAND BECOMES DEPRESSED, THE OPERATING RESULTS OF OUR HOTELS MAY DECLINE, THE FINANCIAL RESULTS OF OUR OPERATORS AND TENANTS MAY DECLINE AND OUR OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, MANAGEMENT AGREEMENT OR LEASE TERMS FOR NEW PROPERTIES. THESE UNEXPECTED RESULTS COULD OCCUR DUE TO MANY DIFFERENT REASONS, SOME OF WHICH, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR OPERATORS' OR TENANTS' COSTS OR REVENUES OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY, GENERALLY, ARE BEYOND OUR CONTROL.

        OTHER RISKS MAY ADVERSELY IMPACT US, AS DESCRIBED MORE FULLY IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005, UNDER "ITEM 1A. RISK FACTORS." FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THESE FORWARD LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

(iii)

HOSPITALITY PROPERTIES TRUST

        We are a real estate investment trust, or REIT, that owns hotels operated by unaffiliated hotel companies. As of September 1, 2006, we owned 310 hotels with 45,656 rooms located in 38 states, Puerto Rico and Canada in which we have invested approximately $3.9 billion.

        We are organized as a Maryland real estate investment trust under the Maryland REIT Law. Our principal place of business is 400 Centre Street, Newton, Massachusetts 02458, and our telephone number is (617) 964-8389.

USE OF PROCEEDS

        Unless otherwise described in a prospectus supplement, we intend to use the net proceeds from the sale of any securities under this prospectus for general business purposes, which may include acquiring and investing in additional properties and the repayment of borrowings under our credit facility or other debt. Until the proceeds from a sale of securities by us are applied to their intended purposes, they will be invested in short-term investments, including repurchase agreements, some or all of which may not be investment grade.

DESCRIPTION OF DEBT SECURITIES

        The debt securities sold under this prospectus will be our direct obligations, which may be secured or unsecured, and which may be senior or subordinated indebtedness. Our senior unsecured debt securities will be issued under the Indenture, dated as of February 25, 1998, between us and U.S. Bank National Association (as successor trustee), as it may be amended, supplemented or otherwise modified from time to time, or under one or more other indentures between us and that bank or another trustee. Our other debt securities will be issued under one or more indentures between us and a trustee. Any indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indentures and the debt securities to be issued under the indentures are summaries of certain anticipated provisions of the indentures and are not complete.

        The following is a summary of the material terms of our debt securities. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read the forms of indentures which we have filed as exhibits to the registration statement of which this prospectus is part. We will file any final indentures and supplemental indentures if we issue debt securities. See "Where You Can Find More Information." You may also review our February 25, 1998 senior debt indenture at the corporate trust offices of U.S. Bank National Association, One Federal Street, 3rd Floor, Boston, Massachusetts 02110. This summary is also subject to and qualified by reference to the descriptions of the particular terms of your securities described in the applicable prospectus supplement.

General

        We may issue debt securities that rank "senior," "senior subordinated" or "junior subordinated." The debt securities that we refer to as "senior" will be our direct obligations and will rank equally and ratably in right of payment with our other indebtedness not subordinated. We may issue debt securities that will be subordinated in right of payment to the prior payment in full of senior debt, as defined in the applicable prospectus supplement, and may rank equally and ratably with the other senior subordinated indebtedness. We refer to these as "senior subordinated" securities. We may also issue debt securities that may be subordinated in right of payment to the senior subordinated securities. These would be "junior subordinated" securities. We have filed with the registration statement of which this prospectus is part three separate forms of indenture, one for the senior securities, one for the senior subordinated securities and one for the junior subordinated securities. We refer to senior subordinated and junior subordinated securities as "subordinated."

        We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of the series, for issuances of additional securities of that series.

        We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series.

        The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

  •
  the title and series designation and whether they are senior securities, senior subordinated securities or junior subordinated securities;

  •
  the aggregate principal amount of the securities;

  •
  the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities;

  •
  if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

  •
  the stated maturity date;

  •
  any fixed or variable interest rate or rates per annum;

  •
  the place where principal, premium, if any, and interest will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

  •
  the date from which interest may accrue and any interest payment dates;

  •
  any sinking fund requirements;

  •
  any provisions for redemption, including the redemption price and any remarketing arrangements;

  •
  whether the securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies;

  •
  whether the amount of payments of principal of or premium, if any or interest on the debt securities may be determined with reference to an index, formula or other method and the manner in which such amounts shall be determined;

  •
  the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus;

  •
  whether we will issue the debt securities in certificated or book-entry form;

  •
  whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

  •
  whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

  •
  the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

  •
  whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment;

  •
  the subordination provisions, if any, relating to the debt securities; and

  •
  if the debt securities are to be issued upon the exercise of debt warrants, the time, manner and place for them to be authenticated and delivered.

        We may issue debt securities at less than the principal amount payable at maturity. We refer to these securities as "original issue discount" securities. If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

        Except as may be described in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

        Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

        Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

        If we do not punctually pay or otherwise provide for interest on any interest payment date, the defaulted interest will be paid either:

  •
  to the person in whose name the debt security is registered at the close of business on a special record date the trustee will fix; or

  •
  in any other lawful manner, all as the applicable indenture describes.

        You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an "exchange."

        You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "registrar." It will also perform transfers.

        You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

        Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless the following conditions are met:

  •
  If we merge out of existence or sell all our assets, the other company must be an entity organized under the laws of a state or the District of Columbia or under federal law and must agree to be legally responsible for our debt securities; and

  •
  Immediately after the merger, sale of assets or other transaction, we may not be in default on our debt securities. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

Certain Covenants

        Existence.    Except as permitted as described above under "—Merger, Consolidation or Sale of Assets," we will agree to do all things necessary to preserve and keep our trust existence, rights and franchises provided that it is in our best interests for the conduct of business.

        Provisions of Financial Information.    Whether or not we remain required to do so under the Securities Exchange Act of 1934, as amended, to the extent permitted by law, we will agree to file all annual, quarterly and other reports and financial statements with the SEC and an indenture trustee on or before the applicable SEC filing dates as if we were required to do so.

        Additional Covenants.    Any additional or different covenants or modifications to the foregoing covenants with respect to any series of debt securities, will be described in the applicable prospectus supplement.

Events of Default and Related Matters

        Events of Default.    The term "event of default" for any series of debt securities means any of the following:

  •
  We do not pay the principal or any premium on a debt security of that series when it becomes due upon its maturity date;

  •
  We do not pay interest on a debt security of that series within 30 days after its due date;

  •
  We do not deposit any sinking fund payment for that series when due;

  •
  We remain in breach of any other term of the applicable indenture (other than a term added to the indenture solely for the benefit of other series) for 60 days after we receive a notice of default stating we are in breach. Either the trustee or holders of more than 50% in principal amount of debt securities of the affected series may send the notice;

  •
  We default under any of our other indebtedness in an aggregate principal amount exceeding a specified dollar amount after the expiration of any applicable grace period, which default results in the acceleration of the maturity of such indebtedness. Such default is not an event of default if the other indebtedness is discharged, or the acceleration is rescinded or annulled, within a period of 10 days after we receive notice specifying the default and requiring that we discharge the other indebtedness or cause the acceleration to be rescinded or annulled. Either the trustee or the holders of more than 50% in principal amount of debt securities of the affected series may send the notice;

  •
  We or one of our "significant subsidiaries," if any, files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur; or

  •
  Any other event of default described in the applicable prospectus supplement occurs.

        The term "significant subsidiary" means each of our significant subsidiaries, if any, as defined in Regulation S-X under the Securities Act of 1933, as amended.

        Remedies if an Event of Default Occurs.    If an event of default has occurred and has not been cured, the trustee or the holders of at least a majority in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

        The trustee will be required to give notice to the holders of debt securities within 90 days after a default under the applicable indenture unless the default has been cured or waived. The trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series, except a default in the payment of the principal of or interest on any debt security of that series, if specified responsible officers of the trustee in good faith determine that withholding the notice is in the interest of the holders.

        Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an "indemnity." If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

        Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

  •
  You must give the trustee written notice that an event of default has occurred and remains uncured;

  •
  The holders of at least a majority in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

  •
  The trustee must have not taken action for 60 days after receipt of the notice and offer of indemnity.

        However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

        Every year we will furnish to the trustee a written statement by certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Modification of an Indenture

        There are three types of changes we can make to the indentures and the debt securities:

        Changes Requiring Your Approval.    First, there are changes we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

  •
  change the stated maturity of the principal or interest on a debt security;

  •
  reduce any amounts due on a debt security or the rate or amount of interest;

  •
  reduce the amount of any premium due upon redemption;

  •
  reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

  •
  change the currency of payment on a debt security;

  •
  change the place of payment;

  •
  impair your right to sue for payment;

  •
  reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture or to waive compliance with certain provisions of an indenture;

  •
  reduce the percentage of holders of debt securities whose consent is needed to waive past defaults or change certain provisions of the indenture relating to waivers of default;

  •
  reduce the voting or quorum requirements;

  •
  modify or waive any provisions relating to default or event of default in the payment of principal of or premium, if any, or interest on the debt securities; or

  •
  modify any of the foregoing provisions.

        Changes Requiring a Majority Vote.    The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not materially adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under "—Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

        Changes Not Requiring Approval.    The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not materially adversely affect holders of the debt securities.

        Further Details Concerning Voting.    Debt securities are not considered outstanding, and therefore the holders thereof are not eligible to vote if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. The holders of debt securities are also not eligible to vote if they have been fully defeased as described immediately below under "—Discharge, Defeasance and Covenant Defeasance—Full Defeasance." For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

Discharge, Defeasance and Covenant Defeasance

        Discharge.    We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

        Full Defeasance.    We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if, among other things, we put in place the arrangements described below to repay you and deliver certain certificates and opinions to the trustee:

  •
  We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money or U.S. government agency notes or bonds (or, in some circumstances, depositary receipts representing these notes or bonds) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

  •
  The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal income tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us; and

  •
  We must deliver to the trustee a legal opinion confirming the tax law change or IRS ruling described above.

        If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

        Notwithstanding the foregoing, the following rights and obligations will survive full defeasance:

  •
  your rights to receive payments from the trust when payments are due;

  •
  our obligations relating to registration and transfer of securities and lost or mutilated certificates; and

  •
  our obligations to maintain a payment office and to hold moneys for payment in trust.

        Covenant Defeasance.    Under current federal income tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions.

        If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

  •
  any covenants applicable to the series of debt securities and described in the applicable prospectus supplement;

  •
  any subordination provisions; and

  •
  certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

        If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

        Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance (1) a holder elects to receive payment in a currency other than that in which the deposit has been made, or (2) a "Conversion Event" occurs in respect of the currency in which the deposit has been made, the indebtedness represented by that debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on the debt security as they become due out of the proceeds yielded by converting the amount deposited in trust into the currency, currency unit or composite currency in which that debt security becomes payable as a result of the holder's election or the cessation of usage based on the applicable market exchange rate.

        A "Conversion Event" means the cessation of use of:

  •
  a currency, currency unit or composite currency both by the government of the country that issued the currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community; or

  •
  any currency unit or composite currency for the purposes for which it was established.

        Unless otherwise provided in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance will be made in U.S. dollars.

Meetings of Holders

        A meeting of the holders of debt securities may be called at any time by the trustee, and also, upon request, by us or the holders of at least 25% in principal amount of the outstanding debt securities, upon notice given as provided in the indenture. Except for any consent or other action that must be specifically given by the holder of each debt security any resolution presented at a meeting at which a quorum is present may be adopted by a majority vote of the outstanding debt securities. Any resolution that may be made by the holders of less than a majority of the outstanding debt securities may be adopted at a meeting at which a quorum is present by the affirmative vote of the holders of such specified percentage. Any resolution passed or decision taken at any meeting of holders of debt securities duly held in accordance with the applicable indenture will be binding on all holders of the debt securities of that series. The quorum at any meeting called to adopt a resolution will be persons representing a majority in principal amount of the outstanding debt securities. However, if any action is to be taken at a meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities, the persons holding or representing such specified percentage in principal amount of the outstanding debt securities will constitute a quorum.

        If any action is to be taken at a meeting of holders of debt securities of any series with respect to any consent, waiver or other action that such indenture expressly provides may be made, given or taken by the holders of such series and one or more additional series: (1) there will be no minimum quorum requirement for such meeting and (2) the principal amount of the outstanding debt securities of that series that vote in favor of such consent, waiver or other action will be taken into account in determining whether such consent, waiver or other action has been made, given or taken under the indenture.

Conversion Rights

        The terms and conditions, if any, upon which the debt securities are convertible into common or preferred shares will be set forth in the applicable prospectus supplement. Such terms will include whether the debt securities are convertible into common or preferred shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion, including restrictions directed at maintaining our REIT status under the Internal Revenue Code of 1986, as amended.

Subordination

        We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or junior subordinated securities is subordinated to debt securities of another series or to our other indebtedness. The terms will include a description of:

  •
  the indebtedness ranking senior to the debt securities being offered;

  •
  the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

  •
  the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

  •
  provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Global Securities

        If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement

        The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with the depositary identified in the applicable prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred. However, transfers of the whole security between the depositary for that global security and its nominees or their respective successors are permitted.

        Unless otherwise provided in the applicable prospectus supplement, The Depository Trust Company, New York, New York, or DTC, will act as depositary for each series of global securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be effected only through, records maintained by DTC and its participants.

        DTC has provided the following information to us. DTC is a:

  •
  limited-purpose trust company organized under the New York Banking Law;

  •
  banking organization within the meaning of the New York Banking Law;

  •
  member of the U.S. Federal Reserve System;

  •
  clearing corporation within the meaning of the New York Uniform Commercial Code; and

  •
  clearing agency registered under the provisions of Section 17A of the Securities Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, in deposited securities through electronic computerized book-entry changes in the direct participant's accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

        We expect that, pursuant to procedures established by DTC, direct participants will receive credit for the debt securities on DTC's records and the ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants. Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or any of its direct participants or for maintaining, supervising or reviewing any records of DTC or any of its direct participants relating to beneficial ownership interests in the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair your ability to own, pledge or transfer beneficial interests in any global note.

        So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities evidenced by a global note for all purposes under the indentures. Except as described below, as an owner of a beneficial interest in debt securities evidenced by a global note you will not be entitled to have any of the debt securities evidenced by such global note registered in your name, you will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and you will not be considered the owner or holder thereof under the indentures for any purpose, including with respect to the giving of any direction, instructions or approvals to the trustee thereunder. Accordingly, you must rely on the procedures of DTC and, if you are not a direct participant, on the procedures of the direct participant through which you own your interest, to exercise any rights of a "holder" under the indentures. We understand that, under existing industry practice, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the indentures, DTC would authorize the direct participants holding the relevant beneficial interest to give or take such action, and such direct participants would authorize beneficial owners through such direct participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

        Payments of principal and interest or additional amounts, if any, on the debt securities evidenced by a global note registered in the name of the holder of a global note or its nominee will be made by the trustee to or at the direction of the holder of a global note or its nominee, as the case may be, as the registered owner of a global note under the indentures. Under the terms of the indentures, we and the trustee may treat the person in whose name debt securities, including a global note, are registered as the owners thereof for the purposes of receiving such payments. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of debt securities (including principal and interest or additional amounts, if any).

        DTC's practice is to credit the accounts of relevant direct participants on the applicable payment date in accordance with their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by direct participants to the beneficial owners of debt securities will be governed by standing instructions and customary practice and will be the responsibility of DTC's direct participants. Redemption notices with respect to any debt securities will be sent to the holder of any global note (i.e., DTC, its nominee or any subsequent holder). If less than all of the debt securities are to be redeemed, we expect the holder of a global note to determine the amount of interest of each direct participant in the notes to be redeemed by lot. Neither we, the trustee, any paying agent nor the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note for such debt securities.

        Debt securities which are evidenced by a global note will be exchangeable for certified debt security with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed within 90 days; or

  •
  we determine not to require all of the debt securities to be evidenced by a global note and notify the trustee of our decision, in which case we will issue individual debt securities in denominations of $1,000 and integral multiples thereof.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

        Our declaration of trust authorizes us to issue up to an aggregate of 200,000,000 shares of beneficial interest, including 100,000,000 common shares, par value $.01 per share, and 100,000,000 preferred shares, without par value, and authorizes our board of trustees to determine, at any time and from time to time the number of authorized shares of beneficial interest, as described below. As of September 1, 2006, we had 74,258,301 common shares issued and outstanding and 3,450,000 shares of Series B Cumulative Redeemable Preferred Shares issued and outstanding as described below under "Description of Preferred Shares—Series B Cumulative Redeemable Preferred Shares." In connection with the adoption of our shareholders' rights plan, our board of trustees established an authorized class of 1,000,000 preferred shares, par value $.01 per share, described more fully below under "Description of Preferred Shares—Junior Participating Preferred Shares." As of the date of this prospectus no other class or series of preferred shares had been established.

        Our declaration of trust contains a provision permitting our board of trustees, without any action by our shareholders, to amend the declaration of trust to increase or decrease the total number of shares of beneficial interest, to issue new and different classes or series of shares in any amount or to reclassify any unissued shares into other classes or series that we choose. We believe that giving these powers to our board of trustees will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other business needs which might arise. Although our board of trustees has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of the class or series, delay or prevent a change in control.

Common Shares

        The following is a summary of the material terms of our common shares of beneficial interest. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our declaration of trust and bylaws, copies of which have been filed with the SEC. See "Where You Can Find More Information." This summary is also subject to and qualified by reference to the description of the particular terms of your securities described in the applicable prospectus supplement.

        Except as otherwise described in any applicable prospectus supplement, all of our common shares are entitled to the following, subject to the preferential rights of any other class or series of shares which may be issued and to the provisions of our declaration of trust regarding the restriction of the ownership of shares of beneficial interest:

  •
  to receive distributions on our shares if, as and when authorized by our board of trustees and declared by us out of assets legally available for distribution; and

  •
  to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities.

        Subject to the provisions of our declaration of trust regarding the restriction on the transfer of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees. However, holders of our common shares do not have cumulative voting rights in the election of trustees.

        Holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights. Shareholders have no preemptive rights to subscribe for any of our securities.

        For other information with respect to our common shares, including effects that provisions in our declaration of trust and bylaws may have in delaying, deferring or preventing a change in our control, see "Description of Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws" below.

Preferred Shares

        The following is a summary of the material terms of our preferred shares of beneficial interest. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our declaration of trust, including the applicable articles supplementary, and bylaws, copies of which have been filed with the SEC. See "Where You Can Find More Information." This summary is also subject to and qualified by reference to the description of the particular terms of our securities described in the applicable prospectus supplement.

        General.    Our declaration of trust authorizes our board of trustees to determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of our authorized and unissued preferred shares. These may include:

  •
  the distinctive designation of each series and the number of shares that will constitute the series;

  •
  the voting rights, if any, of shares of the series;

  •
  the distribution rate on the shares of the series, any restriction, limitation or condition upon the payment of the distribution, whether distributions will be cumulative, and the dates on which distributions accumulate and are payable;

  •
  the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

  •
  the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

  •
  any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets;

  •
  if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities; and

  •
  whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

        The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that we may issue in the future.

        The following describes some general terms and provisions of the preferred shares to which a prospectus supplement may relate. The statements below describing the preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our declaration of trust, including any applicable articles supplementary, and our bylaws.

        The prospectus supplement will describe the specific terms as to each issuance of preferred shares, including:

  •
  the description of the preferred shares;

  •
  the number of the preferred shares offered;

  •
  the voting rights, if any, of the holders of the preferred shares;

  •
  the offering price of the preferred shares;

  •
  the distribution rate, when distributions will be paid, or the method of determining the distribution rate if it is based on a formula or not otherwise fixed;

  •
  the date from which distributions on the preferred shares shall accumulate;

  •
  the provisions for any auctioning or remarketing, if any, of the preferred shares;

  •
  the provision, if any, for redemption or a sinking fund;

  •
  the liquidation preference per share;

  •
  any listing of the preferred shares on a securities exchange;

  •
  whether the preferred shares will be convertible and, if so, the security into which they are convertible and the terms and conditions of conversion, including the conversion price or the manner of determining it;

  •
  whether interests in the preferred shares will be represented by depositary shares as more fully described below under "Description of Depositary Shares";

  •
  a discussion of federal income tax considerations;

  •
  the relative ranking and preferences of the preferred shares as to distribution and liquidation rights;

  •
  any limitations on issuance of any preferred shares ranking senior to or on a parity with the series of preferred shares being offered as to distribution and liquidation rights;

  •
  any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a real estate investment trust; and

  •
  any other specific preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of the preferred shares.

        As described under "Description of Depositary Shares," we may, at our option, elect to offer depositary shares evidenced by depositary receipts. If we elect to do this, each depositary receipt will represent a fractional interest in a share of the particular series of the preferred shares issued and deposited with a depositary. The applicable prospectus supplement will specify that fractional interest.

Rank

        Unless our board of trustees otherwise determines and we so specify in the applicable prospectus supplement, we expect that the preferred shares will, with respect to distribution rights and rights upon liquidation or dissolution, rank senior to all our common shares.

Distributions

        Holders of preferred shares of each series will be entitled to receive cash and/or share distributions at the rates and on the dates shown in the applicable prospectus supplement. Even though the preferred shares may specify a fixed rate of distribution, our board of trustees must authorize and we must declare those distributions and they may be paid only out of assets legally available for payment. We will pay each distribution to holders of record as they appear on our share transfer books on the record dates fixed by our board of trustees. In the case of preferred shares represented by depositary receipts, the records of the depositary referred to under "Description of Depositary Shares" will determine the persons to whom distributions are payable.

        Distributions on any series of preferred shares may be cumulative or noncumulative, as provided in the applicable prospectus supplement. We refer to each particular series, for ease of reference, as the applicable series. Cumulative distributions will be cumulative from and after the date shown in the applicable prospectus supplement. If our board of trustees fails to authorize a distribution on any applicable series that is noncumulative, the holders will have no right to receive, and we will have no obligation to pay, a distribution in respect of the applicable distribution period, whether or not distributions on that series are declared payable in the future.

        If the applicable series is entitled to a cumulative distribution, we may not declare, or pay or set aside for payment, any full distributions on any other series of preferred shares ranking, as to distributions, on a parity with or junior to the applicable series, unless we declare, and either pay or set aside for payment, full cumulative distributions on the applicable series for all past distribution periods and the then current distribution period. If the applicable series does not have a cumulative distribution, we must declare, and pay or set aside for payment, full distributions for the then current distribution period only. When distributions are not paid, or set aside for payment, in full upon any applicable series and the shares of any other series ranking on a parity as to distributions with the applicable series, we must declare, and pay or set aside for payment, all distributions upon the applicable series and any other parity series proportionately, in accordance with accrued and unpaid distributions of the several series. For these purposes, accrued and unpaid distributions do not include unpaid distribution periods on noncumulative preferred shares. No interest will be payable in respect of any distribution payment that may be in arrears.

        Except as provided in the immediately preceding paragraph, unless we declare, and pay or set aside for payment, full cumulative distributions, including for the then current period, on any cumulative applicable series, we may not declare, or pay or set aside for payment, any distributions upon common shares or any other equity securities ranking junior to or on a parity with the applicable series as to distributions or upon liquidation. The foregoing restriction does not apply to distributions paid in common shares or other equity securities ranking junior to the applicable series as to distributions and upon liquidation. If the applicable series is noncumulative, we need only declare, and pay or set aside for payment, the distribution for the then current period, before declaring distributions on common shares or junior or parity securities. In addition, under the circumstances that we could not declare a distribution, we may not redeem, purchase or otherwise acquire for any consideration any common shares or other parity or junior equity securities, except upon conversion into or exchange for common shares or other junior equity securities. We may, however, make purchases and redemptions otherwise prohibited pursuant to certain redemptions or pro rata offers to purchase the outstanding shares of the applicable series and any other parity series of preferred shares.

        We will credit any distribution payment made on an applicable series first against the earliest accrued but unpaid distribution due with respect to the series.

Redemption

        We may have the right or may be required to redeem one or more series of preferred shares, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement.

        If a series of preferred shares is subject to mandatory redemption, we will specify in the applicable prospectus supplement the number of shares we are required to redeem, when those redemptions start, the redemption price, and any other terms and conditions affecting the redemption. The redemption price will include all accrued and unpaid distributions, except in the case of noncumulative preferred shares. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of our issuance of shares of beneficial interest, the terms of the preferred shares may provide that, if no shares of beneficial interest shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred shares will automatically and mandatorily be converted into shares of beneficial interest pursuant to conversion provisions specified in the applicable prospectus supplement.

Liquidation Preference

        The applicable prospectus supplement will show the liquidation preference of the applicable series. Upon our voluntary or involuntary liquidation, before any distribution may be made to the holders of our common shares or any other shares of beneficial interest ranking junior in the distribution of assets upon any liquidation to the applicable series, the holders of that series will be entitled to receive, out of our assets legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all distributions accrued and unpaid. In the case of a noncumulative applicable series, accrued and unpaid distributions include only the then current distribution period. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. If liquidating distributions shall have been made in full to all holders of preferred shares, our remaining assets will be distributed among the holders of any other shares of beneficial interest ranking junior to the preferred shares upon liquidation, according to their rights and preferences and in each case according to their number of shares.

        If, upon any voluntary or involuntary liquidation, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that series and the corresponding amounts payable on all shares of beneficial interest ranking on a parity in the distribution of assets with that series, then the holders of that series and all other equally ranking shares of beneficial interest shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled.

        For these purposes, our consolidation or merger with or into any other trust or corporation or other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be a liquidation.

Voting Rights

        Holders of our preferred shares will not have any voting rights, except as shown below or as otherwise from time to time specified in the applicable prospectus supplement.

        Unless otherwise specified in the applicable prospectus supplement, holders of our preferred shares (voting separately as a class with all other series of preferred shares with similar voting rights) will be entitled to elect two additional trustees to our board of trustees at our next annual meeting of shareholders and at each subsequent annual meeting if at any time distributions on the applicable series are in arrears for six consecutive quarterly periods. If the applicable series has a cumulative distribution, the right to elect additional trustees described in the preceding sentence shall remain in effect until we declare or pay and set aside for payment all distributions accrued and unpaid on the applicable series. If the applicable series does not have a cumulative distribution, the right to elect additional trustees described above shall remain in effect until we declare or pay and set aside for payment distributions accrued and unpaid on four consecutive quarterly periods on the applicable series. In the event the preferred shareholders are so entitled to elect trustees, the entire board of trustees will be increased by two trustees.

        Unless otherwise provided for in an applicable series, so long as any preferred shares are outstanding, we may not, without the affirmative vote or consent of a majority of the shares of each series of preferred shares outstanding at that time:

  •
  authorize, create or increase the authorized or issued amount of any class or series of shares of beneficial interest ranking senior to that series of preferred shares with respect to distribution and liquidation rights;

  •
  reclassify any authorized shares of beneficial interest into a series of shares of beneficial interest ranking senior to that series of preferred shares with respect to distribution and liquidation rights;

  •
  create, authorize or issue any security or obligation convertible into or evidencing the right to purchase any shares of beneficial interest ranking senior to that series of preferred shares with respect to distribution and liquidation rights; and

  •
  amend, alter or repeal the provisions of our declaration of trust or any articles supplementary relating to that series of preferred shares, whether by merger consolidation or otherwise, that materially and adversely affects the series of preferred shares.

        The authorization, creation or increase of the authorized or issued amount of any class or series of shares of beneficial interest ranking on parity or junior to a series of preferred shares with respect to distribution and liquidation rights will not be deemed to materially and adversely affect that series.

        The foregoing voting provisions will not apply if all of the outstanding shares of the series of preferred with the right to vote have been redeemed or called for redemption and sufficient funds have been deposited in trust for the redemption either at or prior to the act triggering these voting rights.

        As more fully described under "Description of Depositary Shares" below, if we elect to issue depositary shares, each representing a fraction of a share of a series, each depositary will in effect be entitled to a fraction of a vote per depositary share.

Conversion Rights

        We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert shares of any series of preferred shares into common shares or any other class or series of shares of beneficial interest. The terms will include the number of common shares or other securities into which the preferred shares are convertible, the conversion price (or the manner of determining it), the conversion period, provisions as to whether conversion will be at the option of the holders of the series or at our option, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the redemption of shares of the series.

Our Exchange Rights

        We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which we can require you to exchange shares of any series of preferred shares for debt securities. If an exchange is required, you will receive debt securities with a principal amount equal to the liquidation preference of the applicable series of preferred shares. The other terms and provisions of the debt securities will not be materially less favorable to you than those of the series of preferred shares being exchanged.

Series B Cumulative Redeemable Preferred Shares

        In December, 2002, we issued and sold 3,450,000 shares of 8.875% Series B Cumulative Redeemable Preferred Shares, or Series B preferred shares, in a public offering. The following is a summary of the material terms of those Series B preferred shares. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our declaration of trust and bylaws, copies of which have been filed with the SEC. See "Where You Can Find More Information."

        Holders of Series B preferred shares are entitled to receive cumulative cash dividends at a rate of 8.875% per year of the $25 per share liquidation preference (equivalent to $2.21875 per year per share). Distributions on the Series B preferred shares are payable quarterly in arrears on January 15, April 15, July 15 and October 15 or, if not a business day, the next business day. Distributions on the Series B preferred shares are cumulative. The Series B preferred shares rank senior to our common shares with respect to the payment of dividends. The Series B preferred shares do not have any maturity date, and we are not required to redeem the Series B preferred shares. We may not redeem the Series B preferred shares prior to December 10, 2007, except in limited circumstances relating to our continuing qualification as a Maryland real estate investment trust. On and after December 10, 2007, we may, at our option, redeem the Series B preferred shares, in whole or from time to time in part, by payment of $25 per share, plus accrued and unpaid distributions through and including the date of redemption.

        If we liquidate, dissolve or wind up, holders of the Series B preferred shares will have the right to receive $25 per share, plus accrued and unpaid distributions through the date of payment, before any payments are made to the holders of our common shares. The holders of Series B preferred shares generally have no voting rights. However, if we do not pay distributions on the Series B preferred shares for six or more quarterly periods (whether or not consecutive), the holders of the Series B preferred shares, voting as a class with the holders of any other class or series of our shares which has similar voting rights, will be entitled to vote for the election of two additional trustees to serve on our board of trustees until we pay all distributions which we owe on our preferred shares. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B preferred shares is required for us to authorize, create or increase shares ranking senior to the Series B preferred shares or to amend our declaration of trust in a manner that materially and adversely affects the rights of the Series B preferred shares. The Series B preferred shares are not convertible into or exchangeable for any other securities or property.

Junior Participating Preferred Shares

        In connection with the adoption of our shareholders' rights plan described below, our board of trustees has established an authorized but unissued class of 1,000,000 junior participating preferred shares. See "Description of Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws—Rights Plan," for a summary of our shareholders' rights plan. Certain preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of our junior participating preferred shares, when and if issued, are described below.

        The following is a summary of the material terms of the junior participating preferred shares. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our declaration of trust and bylaws, copies of which have been filed with the SEC. See "Where You Can Find More Information."

        If issued, the holder of each junior participating preferred share is entitled to quarterly dividends in the greater amount of $5.00 or 100 times the quarterly per share dividend, whether cash or otherwise, declared upon the common shares. Dividends on the junior participating preferred shares are cumulative. Whenever dividends on the junior participating preferred shares are in arrears, we may not declare or pay dividends, make other distributions on, or redeem or repurchase our common shares or other shares ranking junior to the junior participating preferred shares. If we fail to pay such dividends for six quarters, the holders of the junior participating preferred shares will be entitled to elect two trustees.

        If issued, the holder of each junior participating preferred share is entitled to 100 votes on all matters submitted to a vote of the shareholders, voting (unless otherwise provided in our declaration of trust or bylaws) together with holders of our common shares as one class. The junior participating preferred shares are not redeemable. Upon our liquidation, dissolution or winding up, the holders of our junior participating preferred shares are entitled to a liquidation preference of $100 per share plus the amount of any accrued and unpaid dividends, prior to payment of any distribution in respect of our common shares or any other shares ranking junior to the junior participating preferred shares. Following payment of this liquidation preference, the holders of junior participating preferred shares are not entitled to further distributions until the holders of our common shares have received an amount per common share equal to the liquidation preference paid on the junior participating preferred shares divided by 100, adjusted to reflect events such as share splits, share dividends and recapitalizations affecting our common shares. Following the full payment of this amount to the common shareholders, holders of junior participating preferred shares are entitled to participate proportionately on a per share basis with holders of our common shares in the distribution of the remaining assets to be distributed in respect of shares in the ratio one one hundredth of the liquidation preference to one, respectively. The preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of the junior participating preferred shares are subject to the superior preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of our Series B preferred shares and any senior series or class of our preferred shares which our board of trustees shall, from time to time, authorize and issue.

DESCRIPTION OF DEPOSITARY SHARES

General

        The following is a summary of the material provisions of any deposit agreement and of the depositary shares and depositary receipts representing depositary shares. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read the form of deposit agreement and depositary receipts which we will filed as exhibits to the registration statement of which this prospectus is part prior to an offering of depositary shares. See "Where You Can Find More Information." This summary is also subject to and qualified by reference to the descriptions of the particular terms of your securities described in the applicable prospectus supplement.

        We may, at our option, elect to offer fractional interests in shares of preferred shares, rather than shares of preferred shares. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. Preferred shares of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will show the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the distribution, voting, conversion, redemption, liquidation and other rights and preferences of the preferred shares represented by those depositary shares.

        Depositary receipts issued pursuant to the applicable deposit agreement will evidence ownership of depositary shares. Upon surrender of depositary receipts at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, a holder of depositary shares will be entitled to receive the preferred shares underlying the surrendered depositary receipts.

Distributions

        A depositary will be required to distribute all cash distributions received in respect of the applicable preferred shares to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

        If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

        Depositary shares that represent preferred shares converted or exchanged will not be entitled to distributions. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to holders of the preferred shares will be made available to holders of depositary shares. All distributions will be subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal of Preferred Shares

        You may receive the number of whole shares of your series of preferred shares and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred shares will not be issued. If the depositary shares that you surrender exceed the number of depositary shares that represent the number of whole preferred shares you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred shares, you will not be entitled to re-deposit those preferred shares under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn preferred shares.

Redemption of Depositary Shares

        If we redeem a series of the preferred shares underlying the depositary shares, the depositary will redeem those shares from the proceeds received by it. The depositary will mail notice of redemption not less than 30 and not more than 60 days before the date fixed for redemption to the record holders of the depositary receipts evidencing the depositary shares we are redeeming at their addresses appearing in the depositary's books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred shares. The redemption date for depositary shares will be the same as that of the preferred shares. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares we are redeeming by lot or pro rata as the depositary may determine.

        After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

Voting of the Preferred Shares

        Upon receipt of notice of any meeting at which the holders of the applicable preferred shares are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date, which will be the same date as the record date, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred shares represented by the holder's depositary shares. The depositary will try, as practical, to vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to do so. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares. The depositary will not be responsible for any failure to carry out an instruction to vote or for the effect of any such vote made so long as the action or inaction of the depositary is in good faith and is not the result of the depositary's gross negligence or willful misconduct.

Liquidation Preference

        Upon our liquidation, whether voluntary or involuntary, each holder of depositary shares will be entitled to the fraction of the liquidation preference accorded each preferred share represented by the depositary shares, as shown in the applicable prospectus supplement.

Conversion or Exchange of Preferred Shares

        The depositary shares will not themselves be convertible into or exchangeable for common shares, preferred shares or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause conversion of the preferred shares represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the conversion or exchange of the preferred shares represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of preferred shares to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

Taxation

        As owner of depositary shares, you will be treated for U.S. federal income tax purposes as if you were an owner of the series of preferred shares represented by the depositary shares. Therefore, you will be required to take into account for U.S. federal income tax purposes income and deductions to which you would be entitled if you were a holder of the underlying series of preferred shares. In addition:

  •
  no gain or loss will be recognized for U.S. federal income tax purposes upon the withdrawal of preferred shares in exchange for depositary shares provided in the deposit agreement;

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  the tax basis of each preferred share to you as exchanging owner of depositary shares will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged for the preferred shares; and

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  if you held the depositary shares as a capital asset at the time of the exchange for preferred shares, the holding period for the preferred shares will include the period during which you owned the depositary shares.

Amendment and Termination of a Deposit Agreement

        We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement, as amended.

        Any deposit agreement may be terminated by us upon not less than 30 days' prior written notice to the applicable depositary if (1) the termination is necessary to preserve our status as a Maryland real estate investment trust or (2) a majority of each series of preferred shares affected by the termination consents to the termination. When either event occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred shares as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

  •
  all depositary shares have been redeemed;

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  there shall have been a final distribution in respect of the related preferred shares in connection with our liquidation and the distribution has been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred shares; or

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  each related preferred share shall have been converted or exchanged into securities not represented by depositary shares.

Charges of a Depositary

        We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred shares and any redemption of preferred shares. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

Resignation and Removal of Depositary

        A depositary may resign at any time by delivering to us notice of its election to do so. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company having its principal office in the United States that has a combined capital and surplus of at least $50 million.

Miscellaneous

        A depositary will be required to forward to holders of depositary receipts any reports and communications from us that it receives with respect to the related preferred shares. Holders of depository receipts will be able to inspect the transfer books of the depository and the list of holders of depositary receipts upon reasonable notice.

        Neither a depositary nor our company will be liable if it is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing duties in good faith and without gross negligence or willful misconduct. Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related preferred shares unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting preferred shares for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

        If a depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

DESCRIPTION OF WARRANTS

        The following is a summary of the material terms of our warrants and the warrant agreement. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read the forms of warrants and the warrant agreement which we will file as exhibits to the registration statement of which this prospectus is part. See "Where You Can Find More Information." This summary is also subject to and qualified by reference to the descriptions of the particular terms of our securities described in the applicable prospectus supplement.

        We may issue, together with any other securities being offered or separately, warrants entitling the holder to purchase from or sell to us, or to receive from us the cash value of the right to purchase or sell, debt securities, preferred shares, depositary shares or common shares. We and a warrant agent will enter a warrant agreement pursuant to which the warrants will be issued. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file a copy of the forms of warrants and the warrant agreement with the SEC at or before the time of the offering of the applicable series of warrants.

        In the case of each series of warrants, the applicable prospectus supplement will describe the terms of the warrants being offered thereby. These include the following, if applicable:

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  the offering price;

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  the currencies in which such warrants are being offered;

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  the number of warrants offered;

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  the securities underlying the warrants;

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  the exercise price, the procedures for exercise of the warrants and the circumstances, if any, that will cause the warrants to be automatically exercised;

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  the date on which the warrants will expire;

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  federal income tax consequences;

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  the rights, if any, we have to redeem the warrants;

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  the name of the warrant agent; and

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  the other terms of the warrants.

        Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of those securities.

        The warrant agreement may be amended or supplemented without the consent of the holders of the warrants to which the amendment or supplement applies to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement as amended thereby. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price, and the expiration date may not be altered without the consent of the holder of each warrant.

DESCRIPTION OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF
OUR DECLARATION OF TRUST AND BYLAWS

        We are organized as a Maryland real estate investment trust. The following is a summary of our declaration of trust and bylaws and several provisions of Maryland law. Because it is a summary, it does not contain all the information that may be important to you. If you want more information, you should read our entire declaration of trust and bylaws, copies of which we have previously filed with the SEC, or refer to the provisions of Maryland law.

Trustees

        Our declaration of trust and bylaws provide that only our board of trustees will establish the number of trustees, provided however that the tenure of office of a trustee will not be affected by any decrease in the number of trustees. Any vacancy on the board may be filled only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum. Any trustee elected to fill a vacancy will hold office for the remainder of the full term of the class of trustees in which the vacancy occurred and until a successor is duly elected and qualifies. Our bylaws require that a majority of our trustees be independent trustees except for temporary periods due to vacancies.

        Our declaration of trust divides our board of trustees into three classes. Shareholders elect our trustees of each class for three-year terms upon the expiration of their current terms. Shareholders elect only one class of trustees each year. We believe that classification of our board of trustees helps to assure the continuity of our business strategies and policies. There is no cumulative voting in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of our common shares are able to elect all of the successors of the class of trustees whose term expires at that meeting.

        The classified board provision could have the effect of making the replacement of our incumbent trustees more time consuming and difficult. At least two annual meetings of shareholders are generally required to effect a change in a majority of our board of trustees.

        Our declaration of trust provides that a trustee may be removed with or without cause by affirmative vote of at least two-thirds of the shares entitled to vote on the matter. This provision precludes shareholders from removing our incumbent trustees unless they can obtain a substantial affirmative vote of shares.

Advance Notice of Trustee Nominations and New Business

        Our bylaws provide that nominations of persons for election to our board of trustees and business to be transacted at shareholder meetings may be properly brought pursuant to our notice of the meeting, by our board of trustees, or by a shareholder who (i) is a shareholder of record at the time of giving the advance notice and at the time of the meeting, (ii) is entitled to vote at the meeting and (iii) has complied with the advance notice and other applicable terms and provisions set forth in our bylaws.

        It is the policy of our nominating and governance committee to consider candidates for election as trustees who are recommended by our shareholders pursuant to the procedures set forth below. If a shareholder who is entitled to do so under our bylaws desires to recommend an individual for membership on the board, then that shareholder must provide a written notice to the chair of the nominating and governance committee and to our secretary. In order for a recommendation to be considered by the nominating and governance committee, this notice must be received within the 30-day period ending on the last date on which shareholders may give timely notice for trustee nominations under our bylaws and applicable state and federal law, and must be made pursuant to the procedures set forth below.

        Under our bylaws, a shareholder's notice of nominations for trustee or business to be transacted at an annual meeting of shareholders must be delivered to our secretary at our principal office not later than the close of business on the 90th day and not earlier than the 120th day prior to the first anniversary of the date of mailing of our notice for the preceding year's annual meeting. In the event that the date of mailing of our notice of the annual meeting is advanced or delayed by more than 30 days from the anniversary date of the mailing of our notice for the preceding year's annual meeting, a shareholder's notice must be delivered to us not earlier than the 120th day prior to the mailing of notice of such annual meeting and not later than the close of business on the later of: (i) the 90th day prior to the date of mailing of the notice for such annual meeting, or (ii) the 10th day following the day on which we first make a public announcement of the date of mailing of our notice for such meeting. The public announcement of a postponement of the mailing of the notice for such annual meeting or of an adjournment or postponement of an annual meeting to a later date or time will not commence a new time period for the giving of a shareholder's notice. If the number of trustees to be elected to our board of trustees is increased and we make no public announcement of such action at least 130 days prior to the first anniversary of the date of mailing of notice for our preceding year's annual meeting, a shareholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if the notice is delivered to our secretary at our principal office not later than the close of business on the 10th day immediately following the day on which such public announcement is made.

        For special meetings of shareholders, our bylaws require a shareholder who is nominating a person for election to our board of trustees at a special meeting at which trustees are to be elected to give notice of such nomination to our secretary at our principal office not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of: (i) the 90th day prior to such special meeting or (ii) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the trustees to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting to a later date or time will not commence a new time period for the giving of a shareholder's notice as described above.

        Any notice from a shareholder of a nomination or a recommendation for nomination for election to our board of trustees or of a proposal of business to be transacted at a shareholder meeting must be in writing and include the following:

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  as to each person whom the shareholder proposes to nominate or recommends to be nominated for election or reelection as a trustee, (1) the nominee's or recommended nominee's name, age, business and residence addresses, (2) the class, series and number of shares of beneficial interest that are beneficially owned or owned of record by the nominee or recommended nominee, (3) the date the nominee's or recommended nominee's shares were acquired and the investment intent of such acquisition, (4) the record of all purchases and sales of securities by the nominee or recommended nominee during the previous 12-month period, including the date of the transactions, the class, series and number of securities involved in the transactions and the consideration involved and (5) all other information relating to the nominee or recommended nominee that is required to be disclosed in solicitations of proxies for election of trustees in an election contest (even if an election contest is not involved) or is otherwise required in each case pursuant to Regulation 14A or any successor provision under the Securities Exchange Act of 1934, as amended, or the Exchange Act, together with the nominee's or recommended nominee's written consent to being named in the proxy statement as a nominee and to serving as a trustee if elected;

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  as to any other business that the shareholder proposes to bring before the meeting, a description of the business, the reasons for proposing the business at the meeting and any material interest in the business of the shareholder and any "Shareholder Associated Person" (as defined below), including any anticipated benefit therefrom;

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  as to the shareholder giving the notice and any "Shareholder Associated Person," the class, series and number of shares which are owned of record by the shareholder and any "Shareholder Associated Person," and the class, series and number of, and the nominee holder for, shares owned beneficially, but not of record by the shareholder and any "Shareholder Associated Person";

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  as to the shareholder giving the notice and any "Shareholder Associated Person," the name and address of the shareholder, as they appear on our share ledger and the current name and address, if different, of such "Shareholder Associated Person";

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  as to the shareholder giving the notice and any "Shareholder Associated Person," the record of all purchases and sales of our securities by the shareholder or "Shareholder Associated Person" during the previous 12-month period including the date of the transactions, the class, series and number of securities involved in the transactions and the consideration involved; and

  •
  to the extent known by the shareholder giving the notice, the name and address of any other shareholder supporting the nominee or recommended nominee for election or reelection or the proposal of other business on the date of the shareholder's notice.

        A "Shareholder Associated Person" of any shareholder shall mean (1) any person controlling, directly or indirectly, or acting in concert with, the shareholder, (2) any beneficial owner of shares of beneficial interest owned of record or beneficially by the shareholder and (3) any person controlling, controlled by or under common control with the shareholder or "Shareholder Associated Person."

Meetings of Shareholders

        Under our bylaws, our annual meeting of shareholders will take place within six months after the end of each fiscal year, unless a different date is set by the board. Special meetings of shareholders may be called only by a majority our board of trustees.

Liability and Indemnification of Trustees and Officers

        To the maximum extent permitted by Maryland law, our declaration of trust includes provisions limiting the liability of our present and former trustees, and officers for money damages and obligating us to indemnify them against any claim or liability to which they may become subject by reason of their status or actions as our present or former trustees or officers. Our declaration of trust also obligates us to pay or reimburse the people described above for reasonable expenses in advance of final disposition of a proceeding.

        The laws relating to Maryland real estate investment trusts, or the Maryland REIT Law, permit a real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent permitted by the Maryland General Corporation Law, or the MGCL, for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with any proceeding to which they may be made, or are threatened to be made, a party by reason of their service in those capacities. However, a Maryland corporation is not permitted to provide this type of indemnification if the following is established:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

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  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Additionally, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of that corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of the following:

  •
  a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that this standard of conduct was not met.

        We have also entered into indemnification agreements with our trustees and certain of our officers providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us.

        The SEC has expressed the opinion that indemnification of trustees, officers or persons otherwise controlling a company for liabilities arising under the Securities Act of 1933, or the Securities Act, as amended, is against public policy and is therefore unenforceable.

Shareholder Liability

        Under the Maryland REIT Law, a shareholder is not personally liable for the obligations of a real estate investment trust solely as a result of his status as a shareholder. Our declaration of trust provides that no shareholder will be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder. Despite these facts, our legal counsel has advised us that in some jurisdictions the possibility exists that shareholders of a trust entity such as ours may be held liable for acts or obligations of the trust. While we intend to conduct our business in a manner designed to minimize potential shareholder liability, we can give no assurance that you can avoid liability in all instances in all jurisdictions. Our trustees have not provided in the past and do not intend to provide insurance covering these risks to our shareholders.

Transactions with Affiliates

        Our declaration of trust allows us to enter into contracts and transactions of any kind with any person, including any of our trustees, officers, employees or agents or any person affiliated with them so long as the affiliate's interest in the transaction is disclosed to the trustees or shareholders and the transaction is ratified by a majority vote of either the trustees or the shareholders who are not interested in the transaction.

Voting by Shareholders

        Whenever shareholders are required or permitted to take any action by a vote, the action may only be taken by a vote at a shareholders meeting. Under our declaration of trust and bylaws, shareholders do not have the right to take any action by written consents instead of a vote at a shareholder meeting.

Restrictions on Transfer of Shares

        Our declaration of trust restricts the amount of shares that individual shareholders may own. These restrictions are intended to assist with REIT compliance under the Internal Revenue Code of 1986, as amended, and otherwise to promote our orderly governance. These restrictions do not apply to HRPT Properties Trust, Reit Management & Research LLC or their affiliates. All certificates evidencing our shares will bear a legend referring to these restrictions.

        Our declaration of trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended, more than 9.8% of the number, value or voting power of our outstanding shares. Our declaration of trust also prohibits any person from beneficially or constructively owning shares if that ownership would result in us being closely held under Section 856(h) of the Internal Revenue Code of 1986, as amended, or would otherwise cause us to fail to qualify as a REIT.

        Our board of trustees, in its discretion, may exempt a proposed transferee from the share ownership limitation. So long as our board of trustees determines that it is in our best interest to qualify as a REIT, the board may not grant an exemption if the exemption would result in us failing to qualify as a REIT.

        If a person attempts a transfer of our shares in violation of the ownership limitations described above, then that number of shares which would cause the violation will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us. The prohibited owner will not acquire any rights in these excess shares, will not benefit economically from ownership of any excess shares, will have no rights to distributions made with respect to any excess shares and will not possess any rights to vote the excess shares. This automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer.

        At our direction, the excess share trustee will sell the shares held in the excess share trust to a person designated by the excess share trustee whose ownership of the shares will not violate the ownership limitations set forth in our declaration of trust. Upon this sale, the interest of the charitable beneficiary in the shares sold will terminate and the excess share trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows:

  •
  The prohibited owner will receive the lesser of:

  (1)
  the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the excess share trust, e.g., a gift, devise or other similar transaction, the market price of the shares on the day of the event causing the shares to be transferred to the excess share trust; and

  (2)
  the net price received by the excess share trustee from the sale of the shares held in the excess share trust.

  •
  Any net sale proceeds in excess of the amount payable to the prohibited owner shall be paid to the charitable beneficiary.

        Also, shares of beneficial interest held in the excess share trust will be offered for sale to us, or our designee, at a price per share equal to the lesser of:

    (1)
    the price per share in the transaction that resulted in the transfer to the excess share trust or, in the case of a devise or gift, the market price at the time of the devise or gift; and

    (2)
    the market price on the date we or our designee accepts the offer.

        We will have the right to accept the offer until the excess share trustee has sold the shares held in the excess share trust. The net proceeds of the sale to us will be distributed similar to any other sale by an excess share trustee.

        Pursuant to the Internal Revenue Code of 1986, as amended, every owner of 5% or more (or any other percentage between 1/2 of 1% and 5% as provided in the rules and regulations promulgated thereunder) of all classes or series of our shares is required to give us written notice thereof within 30 days after the end of each taxable year. In addition, our declaration of trust provides that each shareholder must, upon demand, disclose to us in writing any information with respect to ownership of shares as the trustees deem reasonably necessary to comply with or determine compliance with the REIT provisions of the Internal Revenue Code of 1986, as amended or any other rules promulgated by a governmental or taxing authority.

        The restrictions described above will not preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. Our declaration of trust provides, however, that the fact that the settlement of any transaction occurs will not negate the effect of any of the foregoing limitations and any transferee in this kind of transaction will be subject to all of the provisions and limitations described above.

Business Combinations

        The MGCL contains a provision which regulates business combinations with interested shareholders. This provision applies to Maryland real estate investment trusts like us. Under the MGCL, business combinations such as mergers, consolidations, share exchanges and the like between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the shareholder becomes an interested shareholder. Under the MGCL the following persons are deemed to be interested shareholders:

  •
  any person who beneficially owns 10% or more of the voting power of the trust's shares; or

  •
  an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the trust.

        After the five-year prohibition period has ended, a business combination between a trust and an interested shareholder must be recommended by our board of trustees and must receive the following shareholder approvals:

  •
  the affirmative vote of at least 80% of the votes entitled to be cast; and

  •
  the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of shares other than shares held by the interested shareholder with whom or with whose affiliate or associate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

        The shareholder approvals discussed above are not required if the trust's shareholders receive the minimum price set forth in the MGCL for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

        The foregoing provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of the trust prior to the time that the interested shareholder becomes an interested shareholder. A person is not an interested shareholder under the MGCL if the board approved in advance the transaction by which the person otherwise would have become an interested shareholder. The board may provide that its approval is subject to compliance with any terms and conditions determined by the board. Our declaration of trust provides that we have elected not to be governed by these provisions of the MGCL.

Control Share Acquisitions

        The MGCL contains a provision which regulates control share acquisitions. This provision also applies to Maryland real estate investment trusts. The MGCL provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by trustees who are employees of the trust are excluded from shares entitled to vote on the matter. Control shares are voting shares which, if aggregated with all other shares owned by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power

(except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

        Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share acquisition statute of the MGCL does not apply to the following:

  •
  shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction; or

  •
  acquisitions approved or exempted by a provision in the declaration of trust or bylaws of the trust adopted before the acquisition of shares.

        Our declaration of trust provides that we have elected not to be governed by these provisions of the Maryland General Corporation Law.

Rights Plan

        In May 1997, our board of trustees adopted a shareholders' rights plan which provides for the distribution of one junior participating preferred share purchase right for each common share. Each right entitles the holder to buy 1/100th of a junior participating preferred share (or in certain circumstances, to receive cash, property, common stock or our other securities) at an exercise price of $100 per 1/100th of a junior participating preferred share. The preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of the junior participating preferred shares are summarized above under "Description of Preferred Shares—Junior Participating Preferred Shares."

        Initially, the rights are attached to common shares. The rights will separate from the common shares upon a rights distribution date which is the earlier of (1) 10 business days following a public announcement by us that a person or group of persons has acquired, or has obtained the right to acquire, beneficial ownership of 10% or more of the outstanding common shares or (2) 10 business days following the commencement of a tender offer or exchange offer that would result in a person acquiring beneficial ownership of 10% or more of the outstanding common shares. In each instance, the trustees may determine that the distribution date will be a date later than 10 days following the triggering event.

        Until they become exercisable, the rights will be evidenced by the certificates, if any, for common shares and will be transferred with and only with such common shares. The surrender for transfer of any certificates for common shares outstanding will also constitute the transfer of the rights associated with the common shares evidenced by such certificates.

        The rights are not exercisable until a rights distribution date and will expire at the close of business on April 30, 2007, unless earlier redeemed or exchanged by us as described below. Until a right is exercised, the holder thereof, as such, has no rights as a shareholder of the trust, including, without limitation, the right to vote or to receive dividends.

        Upon the occurrence of a "flip-in event", each holder of a right will have the ability to exercise it for a number of common shares (or, in certain circumstances, other property) having a current market price equal to two times the exercise price of the right. Notwithstanding the foregoing, following the occurrence of a "flip-in event", all rights that are, or were held by beneficial owners of 10% or more of our common stock will be void in several circumstances described in the rights agreement. Rights will not be exercisable following the occurrence of any "flip-in event" until the rights are no longer redeemable by us as set forth below. A "flip-in event" occurs when a person or group of persons acquires more than 10% of the beneficial ownership of the outstanding common shares pursuant to any transaction other than a tender or exchange offer for all outstanding common shares on terms which a majority of our outside trustees determine to be fair to and otherwise in the best interests of us and our shareholders.

        A "flip-over event" occurs when, at any time on or after the announcement of a share acquisition which will result in a person becoming the beneficial owner of more than 10% of our outstanding common shares, we take part in a merger or other business combination transaction (other than certain mergers that follow a fair offer) in which the we are not the surviving entity or the common shares are changed or exchanged or 50% or more of our assets or earning power is sold or transferred. Upon the occurrence of a "flip-over event" each holder of a right (except rights which previously have been voided, as set forth above) will have the option to exchange their right for a number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of the right.

        The purchase price and the number of junior participating preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We will make a cash payment in lieu of any fractional shares resulting from the exercise of any right. We have 10 days from the date of an announcement of a share acquisition which will result in a person becoming the beneficial owner of more than 10% of our outstanding common shares to redeem the rights in whole, but not in part, at a price of $.01 per right, payable, at our option in cash, common shares or other consideration as our board of trustees may determine. Immediately upon the effectiveness of the action of our board of trustees ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

        The terms of the rights, other than key financial terms and the date on which the rights expire, may be amended by our board of trustees prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by our board of trustees only in order to:

  •
  cure ambiguities, defects or inconsistencies;

  •
  make changes which do not adversely affect the interests of holders of rights (other than the rights of a person that has obtained beneficial ownership of more than 10% of our outstanding shares and certain other related parties); or

  •
  to shorten or lengthen any time period under the rights agreement.

        However, no amendment to lengthen the time period governing redemption is permitted to be made at such time as the rights are not redeemable.

Amendment to our Declaration of Trust, Dissolution and Mergers

        Under the Maryland REIT Law, a real estate investment trust generally cannot dissolve, amend its declaration of trust or merge, unless these actions are approved by at least two-thirds of all shares entitled to be cast on the matter. The Maryland REIT Law allows a trust's declaration of trust to set a lower percentage, so long as the percentage is not less than a majority. Our declaration of trust provides for approval of an amendment (except amendments to certain provisions of the declaration of trust) by a majority of shares entitled to vote on these actions provided the amendment in question has been approved by a two-thirds vote of our board of trustees. Under the Maryland REIT Law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or the Maryland REIT Law, without the affirmative vote or written consent of the shareholders. Our declaration of trust permits this type of action by our board of trustees. Our declaration of trust also permits our board of trustees to effect changes in our unissued shares, as described more fully above. As permitted by the Maryland REIT Law, our declaration of trust provides that a majority of our entire board, without action by the shareholders, may amend our declaration of trust to change the name or other designation or the par value of any class or series of our preferred shares and the aggregate par value of our preferred shares.

Anti-Takeover Effect of Maryland Law and of our Declaration of Trust and Bylaws

        The following provisions in our declaration of trust and bylaws and in Maryland law could delay or prevent a change in our control:

  •
  the limitation on ownership and acquisition of more than 9.8% of our shares;

  •
  the classification of our board of trustees into classes and the election of each class for three-year staggered terms;

  •
  the requirement of a two-thirds majority vote of shareholders for removal of our trustees;

  •
  the facts that the number of our trustees may be fixed only by vote of our board of trustees, that a vacancy on our board of trustees may be filled only by the affirmative vote of a majority of our remaining trustees and that our shareholders are not entitled to act without a meeting;

  •
  the provision that only our board of trustees may call meetings of shareholders;

  •
  the advance notice requirements for shareholder nominations for trustees and other proposals; and

  •
  the power of our board of trustees to authorize and to cause us to issue additional shares, including additional classes of shares with rights defined at the time of issuance, without shareholder approval.

PLAN OF DISTRIBUTION

        We may sell the offered securities (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:

  •
  the terms of the offering;

  •
  the names of any underwriters or agents;

  •
  the name or names of any managing underwriter or underwriters;

  •
  the purchase price of the securities;

  •
  the net proceeds from the sale of the securities;

  •
  any delayed delivery arrangements;

  •
  any underwriting discounts, commissions and other items constituting underwriters' compensation;

  •
  any initial public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any commissions paid to agents.

        In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus or any applicable prospectus supplement.

Sale Through Underwriters or Dealers

        If underwriters are used in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

        In order to facilitate the offering of securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the securities for their account. In addition, to cover over-allotments or to stabilize the price of the shares, the underwriters may bid for, and purchase, shares in the open market. Finally, an underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed shares in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. Any of these activities may stabilize or maintain the market price of the offered securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell securities for public offering and sale may make a market in those securities, but they will not be obligated to and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities offered pursuant to this prospectus.

        If dealers are used in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

        We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

        We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

        If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

        We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

        Each underwriter, dealer and agent participating in the distribution of any of the securities that are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, securities in bearer form in the United States or to United States persons, other than qualifying financial institutions, during the restricted period, as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7).

VALIDITY OF THE OFFERED SECURITIES

        Sullivan & Worcester LLP, as to certain matters of New York law, and Venable LLP, as to certain matters of Maryland law, will pass upon the validity of the offered securities for us. Sullivan & Worcester LLP and Venable LLP represent Reit Management & Research LLC, our manager, and certain of its affiliates on various matters.

EXPERTS

        The consolidated financial statements of Hospitality Properties Trust appearing in Hospitality Properties Trust's Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedule appearing therein), and Hospitality Properties Trust management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. This prospectus is part of a registration statement and does not contain all of the information set forth in the registration statement. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov or by accessing our internet site at www.hptreit.com. Website addresses are included in this prospectus as textual references only and the information in such websites is not incorporated by reference into this prospectus or related registration statement.

        Our common shares are traded on the New York Stock Exchange under the symbol "HPT," and you can review similar information concerning us at the office of the NYSE at 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information filed with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

        We incorporate by reference the documents listed below and any filings made after the date of the initial filing of the registration statement of which this prospectus is a part made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering of the securities made by this prospectus is completed or terminated:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

  •
  our Quarterly Reports on Form 10-Q for fiscal quarters ended March 31, 2006 and June 30, 2006;

  •
  our Current Reports on Form 8-K dated January 6, 2006, January 20, 2006, March 21, 2006, May 24, 2006, June 12, 2006, July 21, 2006 and August 22, 2006;

  •
  the description of our common shares contained in our registration statement on Form 8-A dated August 14, 1995;

  •
  the description of our Series B preferred shares contain in our registration statement on Form 8-A dated December 6, 2002; and

  •
  the description of our junior participating preferred shares contained in our registration statement on Form 8-A dated May 30, 1997.

        We will provide you with a copy of the information we have incorporated by reference, excluding exhibits other than those which we specifically incorporate by reference in this prospectus. You may obtain this information at no cost by writing or telephoning us at: 400 Centre Street, Newton, Massachusetts, 02458, (617) 964-8389, Attention: Investor Relations.

        THE ARTICLES OF AMENDMENT AND RESTATEMENT OF THE DECLARATION OF TRUST ESTABLISHING HOSPITALITY PROPERTIES TRUST, DATED AUGUST 21, 1995, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS THERETO, IS DULY FILED IN THE OFFICE OF THE STATE DEPARTMENT OF ASSESSMENTS AND TAXATION OF MARYLAND, PROVIDES THAT THE NAME "HOSPITALITY PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION OF TRUST, AS SO AMENDED AND SUPPLEMENTED, COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF HOSPITALITY PROPERTIES TRUST SHALL BE HELD TO ANY PERSONAL LIABILITY FOR ANY OBLIGATION OF, OR CLAIM AGAINST, HOSPITALITY PROPERTIES TRUST. ALL PERSONS DEALING WITH HOSPITALITY PROPERTIES TRUST SHALL LOOK ONLY TO THE ASSETS OF HOSPITALITY PROPERTIES TRUST FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

HPT owns 310 hotels with 45,656 rooms, which are operated under 16 brands by five major hotel operating companies.

HPT Hotel Investments by Brand

Crowne Plaza
11 hotels
4,057 rooms
$339 million
Residence Inn by Marriott
37 hotels
4,695 suites
$433 million
Marriott
3 hotels
1,356 rooms
$117 million
InterContinental
5 hotels
1,479 rooms
$286 million
TownePlace Suites by Marriott
SpringHill Suites by Marriott
14 hotels
1,595 suites
$124 million
Candlewood Suites
76 hotels
9,220 suites
$590 million
Courtyard by Marriott
71 hotels
10,280 rooms
$836 million
Holiday Inn
4 hotels
1,046 rooms
$52 million
Homestead Studio Suites
18 hotels
2,399 rooms
$145 million
Staybridge Suites
35 hotels
4,338 suites
$474 million
Country Inn & Suites
by Carlson
Park Plaza / Radisson
12 hotels
2,262 rooms
$210 million
Hyatt Place /
AmeriSuites
24 hotels
2,929 suites
$258 million
9%
11%
3%
3%
8%
22%
15%
1%
12%
5%
7%
4%

Courtyard by Marriott®
Emeryville, CA
HPT owns 125 hotels operated by Marriott International, Inc.

Hyatt Place™
Atlanta, GA
HPT owns 24 hotels operated by Global Hyatt Corporation

Homestead Studio Suites®
Chantilly, VA
HPT owns 18 hotels operated by BRE/Homestead Village LLC (a Blackstone Group Company)

Candlewood Suites®
Birmingham, AL
HPT owns 131 hotels operated by InterContinental Hotels Group plc

Park Plaza®
Bloomington, MN
HPT owns 12 hotels operated by Carlson Hotels Worldwide

12,000,000 Shares

Hospitality Properties Trust

Common Shares of Beneficial Interest

PROSPECTUS  SUPPLEMENT

Merrill Lynch & Co.

Morgan Stanley
RBC Capital Markets
UBS Investment Bank
Wachovia Securities
Banc of America Securities LLC
Ferris, Baker Watts
    Incorporated
Janney Montgomery Scott LLC
Morgan Keegan & Company, Inc.
Oppenheimer & Co.
Stifel Nicolaus

December 18, 2006